CONTROLADORA COMERCIAL MEXICANA ("CCM") ANNOUNCES RESULTS FOR THE FOURTH QUARTER 2004.

(Mexico City, February 23, 2005) Controladora Comercial Mexicana (BMV: "Comerci"; NYSE: "MCM") announces on this date its Fourth Quarter 2004 results.

Last year we observed a remarkable improvement in our price strategy that is much better accepted by our clients day-by-day. Two years from now our promotions migration was initiated to our present campaign and our customers acceptability reflect a their low-prices perception. Nevertheless it is a fact that we are not just a competitive price option but additionally, we are chosen by our wide range of products and services. Our stores are better each day, with high operating standards making shopping and our high quality innovative products are another reason to buy in our stores.

In terms of sales, last year the Company remained without changes in same store sales. The fourth individual quarter decreased 1.2% compared to same period in 2003. This decrease is mainly due to the discount given to the Mexico City Government on the bid voucher program affecting net sales results.

Last year we again bid and won the voucher contract with the Mexico City Government. As it is publicly known, in order to win this contract we offered a substantial discount.

As a result of this additional discount we had a negative effect in sales of approximately 130 basis point during the individual quarter, had the same discount of 2003 been obtained the final quarterly result would have been slightly positive.

Financial Performance

Regarding the income statement, net sales increased 2.2% from $36,778 million during 2003 compared to $37,602 million for the same period in 2004. This increase was mainly due to the opening of five units in the year.

During the fourth individual quarter net sales increased 1.0% from $10,465 million in 2003 to $10,572 million in 2004.

Gross profit increased 3.5%, from $7,363 million in 2003 to $7,621 million in 2004, presenting 30 basis points increase in the gross margin to conclude with 20.3% in 2004. This improvement resulted despite the Distribution Center's negative effect and the additional discount given in the food voucher annual program.

Gross profit for the fourth individual quarter increased 4.9% from $2,015 million in 2003 to $2,113 million in 2004, representing 19.3% for 2003 and 20.0% for 2004.

Operating expenses decreased 0.6% from $5,885 million in year 2003 to $5,850 million in 2004, representing 40 basis points decrease in the percentage of net sales in 2004 compared to 2003. From the closing of 2002 expenses as percentage of sales have been reduced 115 basis points, indicating the strict control and good direction with the business expenses. Wages, salaries and publicity contributed mostly to this decrease mainly due to a major distributions in publicity expenses and to a improved technology use to reduce processes and manual activities.

Operating expenses in the fourth individual quarter increased 3.4% from $1,516 million in 2003 to $1,567 million in 2004, representing 14.5% and 14.8% of margin on sales for 2003 and 2004 respectively.

As a result, the operating profit increased 19.8% from cumulative $1,478 million in 2003 to $1,770 million for the same period in 2004, representing 4.0% and 4.7% of net sales for 2003 and 2004 respectively.

For the fourth individual quarter the operating profit increased 9.3% from $500 million in 2003 to $546 million in 2004, representing operative margins of 4.8% and 5.2% for 2003 and 2004 respectively.

EBITDA increased 11.8% from $2,190 million during 2003 to $2,448 million for 2004, from 6.0% in 2003 to 6.5% in 2004 as percentage of sales. During the fourth individual quarter EBITDA increased 10.5% from $636 million in 2003 to $702 million in 2004 from 6.1% in 2003 to 6.6% in 2004.

Regarding integral cost of financing it is worth mentioning the following:

During 2004 interest paid decreased 47.9% from $387 million in 2003 to $202 million in 2004. Interest paid during the fourth quarter decreased 14.7% from $141 million in 2003 to $120 million in 2004 due to hedges to reduce debt cost and for the Company's protection against interest rates abrupt movements or exchange rates.

Interest gained during 2004 increased 67.8% compared to previous year from $45 million in 2003 to $75 million in 2004. The individual quarter decreased 5.3% from $13.6 million in 2003 to $12.9 million in 2004. It is worth mentioning the Company's liquidity during the year reducing short-term credit requirements to finance working capital.

Gain/loss foreign exchange varied 130.2% from $82 million loss in 2003 to $24.8 million gain in 2004 from $11.23 exchange rate revaluation in 2003 to $11.15 in 2004. The individual quarter had a loss variation of $27 million to $31 million gain in 2003 and 2004 respectively.

Monetary position results increased 23.2% from $251 million in 2003 to $309 in 2004. During the fourth individual quarter results varied 3.3% from $117 million in 2003 to $113 million in 2004, due to increase inflation from one year to another.

Due to above-mentioned integral cost of financing varied from 189.7% during 2004 from $196 million expense in 2003 to $176 million gain in 2004. The fourth individual quarter changed 151.2% from $47 million expense in 2003 to $24 million gain in 2004.

Provision for deferred and non-deferred taxes in cumulative terms reflects a big swing from $253 million pesos in 2003 to $214 million pesos in 2004. This decrease is due to the fact that the provision carried out during the last three quarters represented an excess caused byy the fiscal changes authorized by the Congress.

Net profit increased 60.0% from $1,086 million in 2003 to $1,738 million in 2004. Net profit expressed as percentage of net sales was 3.0% in 2003 and 4.6% in 2004. For the fourth individual quarter net profit increased 92.5% from $374 million in 2003 to $720 million in 2004 representing 3.6% and 6.8% as percentage of sales in 2003 and 2004.

Stockholder's equity increased 10.2% from $13,685 million in 2003 to $15,078 million in 2004.

Investments in the year reached $2,086 million pesos. We opened two Restaurantes California; two Costcos in Tijuana and Mexico City respectively; four Megas and two Sumesas in Cuernavaca. Two Comercial Mexicana stores were converted into Megas and seven units were remodeled. We have also acquired adequate pieces of land increasing our reserve and finally five units were closed: one Bodega, one Mega and three Restaurantes.

Previously amount invested has been the highest registered during the last years. Spite it is not reflected in sales-floor increase or new units, it did increase our land reserve with facilities of high value for their strategic location that will allow us from this year to begin a continuous growth.

At the end of the year the Company had 58 Restaurantes California and 181 stores with 1,258,963 square meters of sales areas reflecting an increase of 4.0% compared to 2003.

The working capital reflects a negative effect due to the punctual inventories growth during December. This is due to the merchandise accumulation at the end of the year to support the voucher program with the Mexico City Government. Nevertheless the year's average has no variation from one year to another despite the former effect and the Distribution Center's opening.

Regarding the Distribution Center the break-even point was reached in July reaching major benefits in the following months. Today the Company consolidates approximately 500 from the 600 suppliers that are planned to work with through this unit and we consider this target will be reached during the first semester of 2005.

We consider that the tendency in results is positive but are aware of the opportunity areas in sales as well as costs and expenses efficiencies.

Francisco Martínez de la Vega
Chief Financial Officer

CONTROLADORA COMERCIAL MEXICANA
Balance Sheet
	2004-IV	2003-IV	Var.
Total Assets	28,794,362	27,062,533	6.40%
Current Assets	9,655,995	9,232,686	4.58%
Cash and temporary investments	1,249,534	1,282,631	-2.58%
Trade acount receivable, net	478,838	566,617	-15.49%
Other accounts and notes receivable	2,328,985	2,828,857	-17.67%
Inventories	5,532,103	4,366,333	26.70%
Other current assets	66,535	188,248	-64.66%
Long Term	392,465	182,677	114.84%
Accounts and documents receivable,net	0	0	0.00%
Investment in shares of subsidiaries and non-consolidated associated	0	0	0.00%
Other investments	392,456	182,677	114.84%
Property Plant and Equipment	18,358,362	17,355,677	5.78%
Property	18,953,864	17,509,874	8.25%
Machinery and Industrial equipment, net	0	0	0.00%
Other equipment	4,951,667	5,531,769	-10.49%
Accumulated depreciation	5,689,736	6,110,119	-6.88%
Construction in progress	142,567	424,153	-66.39%
Deferred Assets, net	5,003	0	100.00%
Other Assets	382,546	291,493	31.24%
TOTAL LIABILITIES	13,621,520	13,279,962	2.57%
Current Liabilities	9,151,180	8,622,514	6.13%
Suppliers	7,246,177	6,472,538	11.95%
Bank Loans	0	0	0.00%
Stock Market Loans	0	0	0.00%
Income taxes	40,140	68,870	-41.72%
Other liabilities	1,864,863	2,081,106	-10.39%
Long Term Liabilities	2,126,252	2,211,894	-3.87%
Bank Loans	400,000	420,760	-4.93%
Stock Market Loans	1,726,252	1,791,134	-3.62%
Other Loans	0	0	0.00%
Income taxes	2,217,828	2,304,887	-3.78%
Other Liabilitites	126,260	140,667	-10.24%
Consolidated Stock Holders' Equity	15,172,842	13,782,571	10.09%
Minority Interest	95,049	97,369	-2.38%
Majority Stock Holders' Equity	15,077,793	13,685,202	10.18%
Contribuited Capital	8,639,620	8,639,620	0.00%
Capital Stock (nominal)	1,737,600	1,737,600	0.00%
Restatement of Capital Stock	5,878,331	5,878,331	0.00%
Paid in Capital	1,023,689	1,023,689	0.00%
Contributions for Future Capital Increase	0	0	0.00%
Earned Capital	6,438,173	5,045,582	27.60%
Retained Earnings and Legal Reserve	7,635,070	6,674,257	14.40%
Reserve for repurchase of units	1,156,422	1,156,422	0.00%
Results from holding Nonmonetary Assets	(4,090,966)	(3,680,129)	11.16%
Net income	1,737,647	1,086,031	60.00%
Figures in thousands pesos as of Dec. 302004	1,737,647	1,086,031	60.00%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
INDIVIDUAL RESULTS
	2004-IV	%	2003-IV	%	VAR %
Net Sales	10,572,462	100.00%	10,465,195	100.00%	1.02%
Cost of Sales	8,458,970	80.01%	8,449,672	80.74%	0.13%
Gross Income	2,113,492	19.99%	2,015,523	19.26%	4.77%
Operating Expenses	1,567,509	14.83%	1,515,797	14.48%	3.39%
Operating Income	545,983	5.16%	499,726	4.78%	8.95%
Integral Results of Financing	-23,897	-0.23%	46,686	0.45%	-145.10%
Interest Expense	120,030	1.14%	140,671	1.34%	-13.87%
Interest Income	-12,907	-0.12%	-13,633	-0.13%	-5.33%
Foreign Exchange Loss	-30,731	-0.29%	26,716	0.26%	-208.60%
Restatement of UDIs	12,873	0.12%	9,985	0.10%	28.92%
Gain from Monetary Position	-113,162	-1.07%	-117,053	-1.12%	3.32%
Other Financial Operations	-17,364	-0.16%	117,547	1.12%	114.39%
Earnings Before Tax & Profit Sharing	587,244	5.55%	335,493	3.21%	73.61%
Tax Provision and Employee Profit Sharing	-11,413	-0.11%	-25,692	-0.25%	-240.04%
Deferred Taxes	-121,487	-1.15%	-12,903	-0.12%	-1284.99%
Minority Interest	207	0.00%	157	0.00%	31.85%
Net Earnings	719,937	6.81%	373,931	3.57%	5.20%
Depreciation & Amortization	156,517	1.48%	135,918	1.30%	15.16%
Ebitda	702,500	6.64%	635,644	6.07%	10.28%
Figures in thousands pesos as of Dec. 31,2004

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
ACUMULATED RESULTS
	2004-IV	%	2003-IV	%	var.
Net Sales	37,602,238	100.00%	36,778,476	100.00%	2.24%
Cost of Sales	29,981,405	79.73%	29,415,368	79.98%	1.92%
Gross Income	7,620,833	20.27%	7,363,108	20.02%	3.50%
Operating Expenses	5,850,382	15.56%	5,884,776	16.00%	-0.58%
Operating Income	1,770,451	4.71%	1,478,332	4.02%	19.76%
Integral Results of Financing	(175,967)	-0.47%	196,197	0.53%	-189.69%
Interest Expense	201,565	0.54%	387,053	1.05%	-47.92%
Interest Income	(75,299)	-0.20%	(44,870)	-0.12%	67.82%
Foreign Exchange (Gain) Loss	(24,785)	-0.07%	81,941	0.22%	-130.25%
Restatement of UDIs	31,591	0.08%	22,973	0.06%	37.51%
Gain from Monetary Position	(309,039)	-0.82%	(250,900)	-0.68%	23.17%
Other Financial Operations	(12,084)	-0.03%	(65,477)	-0.18%	-81.54%
Earnings Before Tax & Profit Sharing	1,958,502	5.21%	1,347,612	3.66%	45.33%
Tax Provision & Employee Profit Sharing	53,174	0.14%	106,159	0.29%	-49.91%
Deferred Taxes	161,191	0.43%	146,902	0.40%	9.73%
Minority Interest	6,489	0.02%	8,520	0.02%	-23.84%
Net Earnings	1,737,648	4.62%	1,086,031	2.95%	60.00%
Depreciation & Amortization	677,579	1.80%	711,640	1.93%	-4.79%
Ebitda	2,448,030	6.51%	2,189,972	5.95%	11.78%
Figures in thousands pesos as of Dec. 31, 2004

CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V.
Consolidated Statement of Changes in Financial Position
	2004-IV	2003-IV	Var.
Consolidated Net Income	1,744,136	1,094,551	59.3%
+ (-) Items Added to Income Which do not Require Use of Cash	527,575	878,538	-39.9%
Cash flow form Net Income of the Year	2,271,711	1,973,089	15.1%
Cash Flow from Change in Working Capital	(133,052)	(839,326)	-84.15%
Cash Generated (Used) in Operating Activities	2,138,659	1,133,763	88.6%
Cash Flow form External Financing	41,355	182,700	-77.4%
Cash Flow from Internal Financing	(134,027)	66,227	102.4%
Cash Flow Generated(Used)by Financing Activities	(92,672)	116,473	-179.6%
Cash Flow Generated (Used)in Investment Activities	(2,079,084)	(906,940)	129.2%
Net Increase(Decrease)in Cash and Shorts-Term Investments	(33,097)	343,296	-109.64%
Cash and Short Term Investment at the Beginning of Period	1,282,631	939,335	36.5%
Cash and Short Term Investment at the End of Period	1,249,534	1,282,631	-2.58%

CONTROLADORA COMERCIAL MEXICANA S.A. DE C.V.
Other data
	2004-IV	2003-IV	var.
Working Capital	504,815	610,172	-17.3%
Pension Fund and Seniority Premiums	32,221	36,094	-10.7%
Executives*	343	323	6.2%
Employers*	32,910	32,875	0.1%
Workers*	510	359	42.1%
Circulation Shares*	1,086,000,000	1,086,000,000	0.0%
Repurchased Shares*	0	0	0.0%
* Numbers in units